SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV ANNOUNCES THE PAYMENT OF INTEREST ON OWN CAPITAL AND COMPLEMENTARY DIVIDENDS

São Paulo, March 1, 2004 – Companhia de Bebidas das Américas – AmBev [NYSE: ABV, ABVc and BOVESPA: AMBV4, AMBV3], the world's fifth largest brewer and Brazil's leading beverage company, announced that its Board of Directors approved the payment of interest on own capital and complementary dividends, relating to the results of the last five months of 2003, to complement the payment of compulsory dividends of fiscal year 2003.

The Board approved the payment of interest on own capital (IOC) of R$ 0.56235 per common ADR and R$ 0.61859 per preferred ADR. Net of withholding income tax, the payment of interest on own capital amounts to R$ 0.47800 per common ADR and R$ 0.52580 per preferred ADR. Additionally, the Board approved the payment of complementary dividends of R$ 0.13600 per common ADR and R$ 0.14960 per preferred ADR, which are exempt from income taxes. Payments will be made on March 25, 2004. The record date for BOVESPA will be March 15, 2004, and the record date for NYSE will be March 18, 2004 to assure the shares trade ex-dividends on both stock exchanges as of March 16, 2004.

The payment of interest on own capital (IOC) and dividends are an integral part of AmBev's long-term strategy of continuously enhancing shareholder value by combining efficient use of strong cash flow generation with wise management of its capital structure, as evidenced by its investment grade rating in local currency. After investing in core activities that increase cash generation to debt holders as well as profits to shareholders, the Company also remains committed in returning cash through dividends and share buybacks. The combination of: (i) dividend payments above the minimum defined in its by-laws; (ii) continuous share buy-back programs; and, (iii) proactive debt rollover, is also of paramount importance to assure the most efficient capital structure for the Company.

As of September 30, 2003, AmBev's consolidated net debt1 was R$ 2,623.2 million while its consolidated gross cash flow generation (EBITDA2) over the last twelve months reached R$ 3,108.6 million, evidencing that its net debt to EBITDA ratio was below one (approximately 0.8), well below the Company's two times target range.

Including the impact of the proportional consolidation of Quinsa's debt and cash.

4Q02 EBITDA based on AmBev's EBITDA as reported in 2002. Figures for 9M03 include the impact of the proportional consolidation of AmBev's investment in Quinsa.

1 Including the impact of the proportional consolidation of Quinsa's debt and cash.
2 4Q02 EBITDA based on AmBev's EBITDA as reported in 2002. Figures for 9M03 include the impact of the proportional consolidation of AmBev's investment in Quinsa.

For additional information, please contact the Investor Relations Department:

Pedro Aidar (5511) 2122-1415 acpaidar@ambev.com.br	Fernando Vichi (5511) 2122-1414 acfgv@ambev.com.br

WWW.AMBEV-IR.COM

Our investor web site has additional Company financial and operating information, as well as transcripts of conference calls. Investors may also register to automatically receive press releases by email and be notified of Company presentations and events.

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Lit igation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 01, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.